 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Resolute Energy Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

76116A306
(CUSIP Number)

January 30, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

PN

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

2

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

IA, PN

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

3

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

OO

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

4

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

OO

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

5

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

IN

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

6

CUSIP NO. 76116A306

1	NAME OF REPORTING PERSON

JAMES FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		975,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

975,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

IN

(1) Excludes cash-settled swaps disclosed in Item 4 representing economic exposure comparable to 1,520,183 additional shares of Common Stock.

7

CUSIP NO. 76116A306

Item 1(a).	Name of Issuer:

Resolute Energy Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1700 Lincoln Street, Suite 2800, Denver, Colorado 80203.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point Master”), Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point GP”), Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings”) Didric Cederholm, a dual citizen of Sweden and France, and James Freeman, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Lion Point GP is the general partner of Lion Point Master. Lion Point Capital is the investment manager to Lion Point Master. Lion Point Holdings is the general partner of Lion Point Capital. Mr. Cederholm is a Founding Partner and Chief Investment Officer of each of Lion Point GP and Lion Point Capital. Mr. Cederholm is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. Mr. Freeman is a Founding Partner and Head of Research of each of Lion Point GP and Lion Point Capital. Mr. Freeman is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. By virtue of these relationships, each of Lion Point GP, Lion Point Capital, Lion Point Holdings, Mr. Cederholm and Mr. Freeman may be deemed to beneficially own the securities beneficially owned by Lion Point.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 250 West 55th Street, 33rd Floor, New York New York 10019.

Item 2(c).	Citizenship:

Lion Point Master is organized under the laws of the Cayman Islands. Each of Lion Point GP, Lion Point Capital, and Lion Point Holdings is organized under the laws of the State of Delaware. Mr. Cederholm is a dual citizen of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

76116A306

8

CUSIP NO. 76116A306

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ x /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on January 30, 2018.

Lion Point Master

(a)	Amount beneficially owned:

Lion Point Master directly beneficially owns 975,000 Shares.

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

9

CUSIP NO. 76116A306

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

Lion Point GP

(a)	Amount beneficially owned:

Lion Point GP, as the general partner of Lion Point Master, may be deemed to beneficially own the 975,000 Shares owned by Lion Point Master.

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

Lion Point Capital

(a)	Amount beneficially owned:

Lion Point Capital, as the investment manager of Lion Point Master, may be deemed to beneficially own the 975,000 Shares owned by Lion Point Master.

10

CUSIP NO. 76116A306

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

Lion Point Holdings

(a)	Amount beneficially owned:

Lion Point Holdings, as the general partner of Lion Point Capital, may be deemed to beneficially own the 975,000 Shares owned by Lion Point Master.

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

11

CUSIP NO. 76116A306

Mr. Cederholm

(a)	Amount beneficially owned:

Mr. Cederholm, as a Founding Partner and Chief Investment Officer of each of Lion Point GP and Lion Point Capital, and as a Member and Manager of each of Lion Point GP and Lion Point Holdings, may be deemed to beneficially own the 975,000 Shares owned by Lion Point Master.

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

Mr. Freeman

(a)	Amount beneficially owned:

Mr. Freeman, as a Founding Partner and Head of Research of each of Lion Point GP and Lion Point Capital, and as a Member and a Manager of each of Lion Point GP and Lion Point Holdings, may be deemed to beneficially own the 975,000 Shares owned by Lion Point Master.

(b)	Percent of class:

4.3% (based upon 22,503,907 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017).

12

CUSIP NO. 76116A306

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

975,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

975,000 Shares

The number of Shares reported as beneficially owned excludes cash-settled swaps held by Lion Point Master, representing economic exposure comparable to 1,520,183 additional shares of Common Stock. The swaps provide the Reporting Persons with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

13

CUSIP NO. 76116A306

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

14

CUSIP NO. 76116A306

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018

LION POINT MASTER, LP

	By:	Lion Point Capital GP, LLC, its General Partner

	By:	/s/ Didric Cederholm
		Name:	Didric Cederholm
		Title:	Manager and Member

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT CAPITAL, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
DIDRIC CEDERHOLM

/s/ James Freeman
JAMES FREEMAN

15